Newmark Group, Inc.

125 Park Avenue

New York, NY 10017

April 30, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington D.C. 20549

Attention:	Mr. Peter McPhun
Staff Accountant

Mr. Wilson K. Lee
Senior Staff Accountant

Re:	Newmark Group, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2018
Filed March 15, 2019
Form 8-K
Filed February 12, 2019
File No. 001-38329

Dear Sirs:

On behalf of Newmark Group, Inc. (the “Company”), we are writing in response to your comment letter, dated April 10, 2019, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on March 15, 2019 and Current Report on Form 8-K filed on February 12, 2019.

For your convenience, the Company has repeated your comment in full, and the Company’s response is consistent with the numbering of the comment and heading used in your letter.

Form 8-K Filed On February 12, 2019

Exhibit 99.1

Initial Outlook For 2019, page 6

1.

We note you provided 2019 outlook and outlook ranges for certain non-GAAP financial measures. In future filings, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K. To the extent you are relying on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B), please revise future filings to disclose this fact and identify any information that is unavailable and its probable significance. Reference is made to Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

April 30, 2019

Response #1

In response to the Staff’s comment received on April 10, 2019, we advise the Staff that, in future filings, the Company will comply with the comment.

Any questions or comments regarding the foregoing should be directed to the undersigned at (212) 372-2249.

Very truly yours,

Newmark Group, Inc.

By:	/s/Michael J. Rispoli
Michael J. Rispoli
Chief Financial Officer

cc:	Mr. Howard W. Lutnick (Newmark Group, Inc.)
Mr. Stephen M. Merkel, Esq. (Newmark Group, Inc.)
Mr. David Stollow (Ernst & Young, LLP)
Mr. Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)